Exhibit 99.7

PRESS RELEASE

Australia: TotalEnergies Inks Two Partnerships
to Develop Natural Carbon Sinks

Paris, November 18, 2021 – TotalEnergies has established two operational partnerships with Australian carbon developers AgriProve and Corporate Carbon to develop natural below-ground carbon sinks in Australia and help prevent savanna fires, notably in Africa.

1.	Partnership with AgriProve: a 20,000-hectare soil carbon sequestration operation to remove and sequester more than 3 million tonnes of CO2e.

Since October 2020, TotalEnergies and AgriProve have been partnering to foster the development of soil carbon sinks in Australia by engaging with, financing, and supporting volunteer farmers in their transition from intensive agriculture to various regenerative agricultural practices.

The new farming systems allow soils that are regenerating through improved farming practices to store much more carbon thanks to richer below-ground biodiversity (roots, nodules, etc.). These richer soils also increase natural productivity, and improve rainfall infiltration and drought resistance, providing greater crop resilience in the face of Australia’s many severe weather events. Farmers in the program also benefit from additional income from the sale of Australian Carbon Credit Units (ACCUs).

Seventy farmers have already joined the project, representing 15,000 hectares of land. This makes it a large innovative aggregation of landowners that are transitioning to regenerative agriculture. Over 25 years, by fixing more carbon in the soil, more than 3 million tonnes of CO2 equivalent are expected to be removed from the atmosphere and permanently sequestered in the ground.

2.	Partnership with Corporate Carbon: an international methodology for savanna fire management based on Australian Indigenous land management know-how to help preserve African landscapes.

Since July 2021, TotalEnergies and Corporate Carbon have been partnering to develop a free, international methodology to prevent savanna fires, along with tools to verify the impact. The methodology is based on Australian Indigenous savanna fire management techniques, which cultivate burning practices that avoid severe late dry season fires.

International Savanna Fire Management Initiative (ISFMI) estimates that savanna fires cause the net emission of 2 gigatonnes of CO2 equivalent annually, out of which 70% occur in Africa. To help solving this issue, the partnership includes the launch of initial programs with resident populations in the southern Africa region to implement the necessary practices.

The measurement of avoided emissions achieved through these fire management practices will be conducted using extensive satellite data and remote sensing.

“We are pleased to partner on concrete projects and invest in natural ecosystems that will generate high-quality carbon credits over the next decade. Australia is a pioneer in soil carbon sinks and savanna fire management methodologies. We support this activity and aim to play a role in enabling other geographies, like Africa, to benefit from it”, said Adrien Henry, Vice President Nature Based Solutions at TotalEnergies. “TotalEnergies' climate ambition is based on a panel of tangible actions, aiming first to prevent and then to reduce our greenhouse gas emissions, and finally to offset residual emissions. These projects in Australia are real-world illustrations of this approach, complementing all the other priority measures for preventing and reducing TotalEnergies’ emissions”.

***

About AgriProve

AgriProve is a pioneer in agricultural soil carbon sequestration projects in Australia, with 90,000 hectares under management, including the first Australian property to receive credits for soil carbon sequestration. AgriProve’s focus is on providing solutions to Australian farmers to allow greater participation in the Australian Emissions Reduction Fund. This in turn makes it easier for farmers to access the emerging carbon market.

About Corporate Carbon

Corporate Carbon has been one of the leading supporters of savanna fire management projects in Australia with involvement in 15 projects and 1.8 million tonnes of certified avoided emissions to date. They are also co-chair of the Australian Savanna Burning Management industry working group, and part of the International Savanna Fire Management Initiative which aims to support Indigenous savanna fire management wherever Indigenous communities wish to revitalize traditional practices.

About TotalEnergies Nature Based Solutions

As part of its climate ambition, and in addition to its priority actions to avoid and reduce emissions, TotalEnergies works with many local partners around the world to develop and conserve natural carbon sinks, while helping to preserve their biodiversity. These operations follow a long-term approach of sustainable and integrated economic development of areas with local communities. TotalEnergies plans to spend $100 million per year to build a portfolio of projects capable of generating at least 5 million metric tons of CO2e of carbon credits per year by 2030. These carbon credits will be used after 2030 to offset the Company's scope 1 & 2 emissions.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

***

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

@TotalEnergies     TotalEnergies      TotalEnergies     TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).